October 28, 2010

Larry Spirgel

Assistant Director

Telephone Number:

(202)551-3364

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Fax Number:

(202) 772-9205

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Form 8-K Filed August 16,2010
amended September 24,2010
File No. 0-24688

Dear Mr. Spirgel:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission dated September 30, 2010, addressed to Mr. John Jurasin, Chief Executive Officer, Radiant Oil & Gas, Inc., and concerning the above referenced items.  You requested that the Company provide its response within ten business days from the date of your letter.  In accordance with a telephone conversation with SEC’s Michael Henderson, we are writing at this time to request an extension of time to reply to November 5, 2010 in order to have sufficient time for review internally by the Company’s advisors and auditors of the response to your comment letter.

Thank you for your consideration in this matter.  Please contact me at (832) 242-6000 should you require further information.

Sincerely,

Radiant Oil & Gas, Inc.

/S/ John M. Jurasin

John M. Jurasin, CEO